SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BRF S.A.

(Name of Issuer)

Common shares, no par value per share, including in the form of American Depositary Shares

(Title of Class of Securities)

10552T1071

(CUSIP Number)

Tarpon Investimentos S.A.

Att.: Compliance Office

Rua Iguatemi, 151, 23º andar

01451-011 São Paulo, SP Brazil

(55 11) 3074-5800

With a Copy to:

William Sorabella, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 22, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

[1]	CUSIP number is for the American Depositary Shares (ADSs) of BRF—Brasil Foods S.A., each representing one common share

CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS Tarpon Investimentos S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS): OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 68,667,090
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 68,667,090
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,667,090
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%[2]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

[2]	Based on the Form 6-K furnished by the Issuer (as defined below) on October 29, 2013, there were 872,473,246 Common Shares (as defined below) outstanding as of September 30, 2013.

CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS Tarpon Gestora de Recursos S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 68,667,090
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 68,667,090
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,667,090
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%[3]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

[3]	Based on the Form 6-K furnished by the Issuer on October 29, 2013, there were 872,473,246 Common Shares outstanding as of September 30, 2013.

CUSIP No. 10552T107

1.	NAMES OF REPORTING PERSONS José Carlos Reis de Magalhães Neto
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
Number of Shares of Beneficially Owned By Each Reporting Person With	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 68,667,090
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 68,667,090
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 68,667,090
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.87%[4]
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

[4]	Based on the Form 6-K furnished by the Issuer on October 29, 2013, there were 872,473,246 Common Shares outstanding as of September 30, 2013.

Item 1. Security and Issuer

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) , filed on March 13, 2013 (the Original Schedule 13D, as amended and supplemented by this Amendment No. 1, the “Schedule 13D”), relating to the common shares, no par value per share (“Common Shares”), including in the form of American Depositary Shares, (the “ADSs”), of BRF S.A. (the “Issuer”), a sociedade por ações incorporated under laws of the Federative Republic of Brazil (“Brazil”). The address of the principal executive offices of the Issuer is 1400 R. Hungria, 5th Floor, Jd América; 01455000 São Paulo – SP; Brazil.

Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

This Schedule 13D is being jointly filed by the persons listed below, which are collectively referred to herein as the “Reporting Persons.” The Reporting Persons do not affirm the existence of a group and are filing this statement jointly pursuant to Rule 13d-1(k) under the Exchange Act. The Reporting Persons have entered into a joint filing agreement, dated March 13, 2013, a copy of which is attached hereto as Exhibit 99.1. The address of the principal place of business of each of the Reporting Persons is Rua Iguatemi, 151; 01451-011 São Paulo, SP; Brazil.

(1)	Tarpon Investimentos S.A., a sociedade por ações incorporated under the laws of Brazil (“TISA”), is a value-oriented asset manager active in the Brazilian market since 2002. The members of the board of directors of TISA are José Carlos Reis de Magalhães Neto, Fernando Shayer, Miguel Gomes Ferreira, Horácio Lafer Piva (independent member) and Fabio Hering (independent member). The executive officers of TISA are Eduardo Silveira Mufarej, José Carlos Reis de Magalhães Neto and Caroline Miranda Ebel. The present principal occupation of each of such directors and executive officers (other than independent members) is serving as executives of TISA and its affiliates. Each of such directors and executive officers is a citizen of Brazil.

(2)	Tarpon Gestora de Recursos S.A. (“Tarpon Gestora”), a sociedade por ações incorporated under the laws of Brazil, is the sole investment advisor of certain Brazilian and non-Brazilian investment entities (the “Funds”). Tarpon Gestora is a wholly-owned subsidiary of TISA. Tarpon Gestora does not have a board of directors. The executive officers of Tarpon Gestora are Eduardo Silveira Mufarej, José Carlos Reis de Magalhães Neto, Fernando Shayer, Miguel Gomes Ferreira and José Alexandre Carneiro Borges. The present principal occupation of each of such executive officers is serving as executives of TISA and its affiliates. Each of the Tarpon Gestora executive officers is a citizen of Brazil.

(3)	José Carlos Reis de Magalhães Neto is the sole portfolio manager of TISA registered with the Comissão de Valores Mobiliários, the Brazilian Securities and Exchange Commission (the “CVM”). Mr. Reis de Magalhães Neto’s present principal occupation is serving as an executive of TISA and its affiliates.

During the past five years, the Reporting Persons have not, and, to the best of their knowledge, none of the natural persons listed above, who is not otherwise a Reporting Person, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The aggregate purchase price of the 68,667,090 Common Shares which may be deemed beneficially owned by the Reporting Persons was $586.5 million5. The source of funding for the purchase of such Common Shares was the respective capital of each of the Funds.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The Reporting Persons have acquired Common Shares beginning in 2009. As of April 27, 2010, the Reporting Persons beneficially owned 5% of the Common Shares. As of October 15, 2010, the Reporting Persons beneficially owned 6% of the Common Shares. As of December 13, 2010, the Reporting Persons beneficially owned 7% of the Common Shares. As of April 6, 2011, the Reporting Persons beneficially owned 8% of the Common Shares. As of the date of this filing, the Reporting Persons beneficially own 7.87% of the Common Shares.

José Carlos Reis de Magalhães Neto and Pedro de Andrade Faria were included in the slate of directors proposed by the Issuer’s board of directors for voting by the Issuer’s shareholders. Such slate of directors was elected at the Issuer’s general shareholders’ meeting held on April 9, 2013, for a two year term. On November 14, 2013, Pedro de Andrade Faria resigned as director of the Issuer and was appointed by the Issuer’s board of directors as the Issuer’s International Chief Executive Officer. The Issuer’s board of directors elected Simon Cheng, an employee of Tarpon Gestora, to replace Pedro de Andrade Faria as member of the Issuer’s board of directors. Pedro de Andrade Faria is no longer an officer, manager or employee of TISA or any of its affiliates.

The Reporting Persons may from time to time acquire, purchase or sell the Common Shares in the open market or in privately negotiated or other transactions, as the Reporting Persons may determine at any such time based upon their evaluation of the Issuer’s businesses and prospects, price levels of the Common Shares traded on the BM&FBovespa, conditions in the securities and financing markets, in the Issuer’s industry and markets, and the economy in general, regulatory developments affecting the Issuer and its industry and markets, the opportunities for other investments and other factors deemed relevant. In addition, the Reporting Persons may from time to time have discussions with the Issuer’s management, directors, and other stockholders and third parties regarding (i) their investment in the Issuer and (ii) influencing the strategy, business, governance, board of directors and management of the Issuer.

The disclosures contained in Item 6 are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Items 5 (a) and (b) of the Schedule 13D are hereby amended and supplemented by adding the following information:

(a, b) The ownership percentages set forth below are based on the number of outstanding Common Shares as of September 30, 2013, as disclosed on Form 6-K furnished by the Issuer on October 29, 2013, which totaled 872,473,246 Common Shares.

TISA, as the holding company controlling Tarpon Gestora, may be deemed to be the beneficial owner of 68,667,090 Common Shares, representing 7.87% of the outstanding Common Shares.

Tarpon Gestora, as the sole investment advisor of the Funds, may be deemed to be the beneficial owner of 68,667,090 Common Shares, representing 7.87% of the outstanding Common Shares.

Mr. Reis de Magalhães Neto, as the sole portfolio manager of Tarpon Gestora registered with the CVM, may be deemed to be the beneficial owner of 68,667,090 Common Shares, representing 7.87% of the outstanding Common Shares.

[5]	Amounts in Brazilian Reais were converted to U.S. Dollars based on the exchange rate of R$2.3608 to $1.00, the U.S. Dollar selling rate as of January 21, 2014, as published by the Central Bank of Brazil (Banco Central do Brasil).

The Reporting Persons do not own any Common Shares in the form of ADSs.

Each of the Reporting Persons has (1) the shared power to vote or direct the vote and (2) the shared power to dispose or direct the disposition of all of the Common Shares that each party may be deemed to beneficially own. Each of the Reporting Persons disclaims any beneficial ownership in any of the Common Shares, except to the extent of their pecuniary interest therein.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

From time to time, the Funds may borrow Common Shares from market participants in transactions effected by broker-dealers through the Brazilian Stock Exchange (BM&FBOVESPA S.A.). By virtue of such transactions, the Funds are entitled to vote their borrowed Common Shares. As of the date hereof, the Funds did not hold any borrowed Common Shares.

GIC Pte. Ltd. and its affiliates (collectively, “GIC”) and Abilio Diniz, the chairman of the board of the Issuer, and certain of his affiliates (collectively, “Diniz”) have advised us that they intend to file separate Reports on Schedule 13D reporting beneficial ownership of Common Shares.

Fireflies LLC, a Delaware limited liability company (“Fireflies”), an affiliate of GIC, is a limited partner in a Fund established with the purpose of investing in the Common Shares (the “Special Purpose Fund”). Stanhore Trading International S.R.L. (“Stanhore”), an affiliate of Diniz, is also a limited partner in the Special Purpose Fund.

The terms of organizational documents of the Special Purpose Fund limit the number of Common Shares that may be beneficially owned by the Special Purpose Fund, its limited partners and their respective affiliates, including GIC and Diniz.

The terms of organizational documents of the Special Purpose Fund provide that the Funds’ investment advisor, Tarpon Gestora, has full discretionary power to (i) acquire and dispose of all Common Shares in the Special Purpose Fund and (ii) vote all Common Shares in the Special Purpose Fund. Limited partners of the Special Purpose Fund, including Fireflies and Stanhore, have no power to (i) acquire or dispose of any of the Common Shares in the Special Purpose Fund, nor (ii) vote any of the Common Shares in the Special Purpose Fund. Limited partners of the Special Purpose Fund, including Fireflies and Stanhore, may, upon 61 days prior written notice, request withdrawals from the Special Purpose Fund on certain dates commencing on or after December 31, 2016 or, in certain circumstances, prior to that date, which withdrawals may be made in cash or in Shares. Withdrawals requested by the limited partners of the Special Purpose Fund in cash may result in a disposition of shares by the Special Purpose Fund.

The Reporting Persons, GIC and Diniz have no agreements or understandings concerning the voting of the Common Shares beneficially owned by GIC or Diniz or that grant any of the Reporting Persons any voting power over the Common Shares beneficially owned by GIC or Diniz. The Reporting Persons, GIC and Diniz have no agreements or understandings that grant any of the Reporting Persons any power to aquire or dispose of Common Shares beneficially owned by GIC or Diniz.

The Reporting Persons expressly disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of any Common Shares beneficially owned by any other person, including GIC or Diniz, and do not affirm membership in a “group” (within the meaning of Rule 13d-5 under the Exchange Act) with any other person, including GIC or Diniz. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an acknowledgement or admission that the Reporting Persons or any of their respective affiliates is the beneficial owner of any of the Common Shares beneficially owned by any other person, including GIC or Diniz, or is a member of a group with any other person, including GIC or Diniz, for purposes of Section 13(d) of the Exchange Act or for any other purpose. The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning any other person, including GIC or Diniz contained herein.

The disclosure herein is made solely for purpose of compliance with U.S. securities law and regulation and not for any other purpose, including purposes under Brazilian law and regulation or the Company’s constitutive documents.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

Dated: January 22, 2014	TARPON INVESTIMENTOS S.A.

	By:	/s/ José Carlos Reis de Magalhães Neto
	Name:	José Carlos Reis de Magalhães Neto
	Title:	Chief Executive Officer

TARPON GESTORA DE RECURSOS S.A.

	By:	/s/ José Carlos Reis de Magalhães Neto
	Name:	José Carlos Reis de Magalhães Neto
	Title:	Executive Officer

JOSÉ CARLOS REIS DE MAGALHÃES NETO

	By:	/s/ José Carlos Reis de Magalhães Neto

Exhibit Index

Exhibit No.	Title

99.1	Joint Filing Agreement*

99.2	Trading Data*

*	previously filed